                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________
                                AMENDMENT NO. 1

                                       TO

                                 SCHEDULE 14D-1

              Tender Offer Statement Pursuant To Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                      and

                                  SCHEDULE 13D
                             _____________________

                                 LEARONAL, INC.
                           (Name of Subject Company)
                          LIGHTNING ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                             ROHM AND HAAS COMPANY
                                   (Bidders)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                                   522016104
                     (CUSIP Number of Class of Securities)
                               __________________

                                ROBERT P. VOGEL
                             ROHM AND HAAS COMPANY
                           100 INDEPENDENCE MALL WEST
                        PHILADELPHIA, PENNSYLVANIA 19106
                                 (215) 592-3000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)
                                with a copy to:
                               WILLIAM G. LAWLOR
                             DECHERT PRICE & RHOADS
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                        PHILADELPHIA, PENNSYLVANIA 19103
                                 (215) 994-4000
                               __________________

     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed December 23, 1998 and the Schedule 13D filed December 23, 1998 (together, as amended and supplemented, the "Schedule 14D-1") relating to the offer by Lightning Acquisition Corp., a New York corporation (the "Purchaser") and a wholly owned subsidiary of Rohm and Haas Company, a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $1.00 per share (the "Shares"), of LeaRonal, Inc., a New York corporation (the "Company"), at $34.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned thereto in the Offer to Purchase.


     The Schedule 14D-1 is hereby amended and supplemented as follows:

ITEM 10.  Additional Information.

     On January 11, 1999, Parent issued a press release announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to the Offer had expired. In addition, Parent announced that it has received preliminary indications from German antitrust authorities that they will also grant clearance of the transaction before the scheduled January 22 Expiration Date of the Offer. The full text of the press release is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 11.  Material to be Filed as Exhibits.

     (a)(10)   Press Release dated January 11, 1999.

SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 11, 1999


                              LIGHTNING ACQUISITION CORP.

                              By:  /s/ Michael S. Foster
                                  __________________________________________
                                  Name:   Michael S. Foster
                                  Title:  Vice President

                              ROHM AND HAAS COMPANY

                              By:  /s/ J. Lawrence Wilson
                                  _________________________________________
                                  Name:   J. Lawrence Wilson
                                  Title:  Chief Executive Officer

                               INDEX TO EXHIBITS


EXHIBIT
-------

(a)(1)  Offer to Purchase, dated December 23, 1998.*

(a)(2)  Letter of Transmittal.*

(a)(3)  Notice of Guaranteed Delivery.*

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)  Press Release dated December 21, 1998.*

(a)(8)  Press Release dated December 23, 1998.*

(a)(9)  Summary Advertisement.*

(a)(10) Press Release dated January 11, 1999.

(b)     None.

(c)(1) Agreement and Plan of Merger, dated as of December 20, 1998, by and among Parent, Purchaser and the Company.*

(c)(2) Confidentiality Agreement, dated as of October 21, 1998, by and between Parent and the Company.*

(c)(3) Tender and Option Agreement, dated as of December 20, 1998, by and among Parent, Purchaser and certain stockholders of the Company.*

(c)(4)  Form of Employment Agreement, dated as of December 20, 1998.*

(d)     None.

(e)     Not applicable.

(f)     None.

*    Previously filed.